Exhibit (a)(17)
FORM OF NOTICE OF EXPIRATION OF OFFER, REPLACEMENT OF ELIGIBLE OPTIONS
AND GRANT OF RESTRICTED STOCK UNITS
To:
We are pleased to announce that we have completed our Offer to Replace Eligible Options (the “Offer”). As a result of the Offer, we have replaced outstanding Eligible Options covering                      shares of Finisar common stock with New Options. Each New Option has a new grant date and an exercise price per share equal to the lower of (a) the fair market value per share of our common stock on the revised measurement date determined for the Eligible Option for financial accounting purposes and (b) $___, the closing selling price per share of our common stock on the January ___, 2008 expiration date of the Offer. In addition, the participants whose Eligible Options have been so replaced have received restricted stock units covering                      shares of our common stock in the aggregate to compensate them for the higher exercise prices per share in effect for their New Options.
However, to the extent one or more tendered Eligible Options had exercise prices per share at or above the closing selling price per share of our common stock on the expiration date of the Offer, each such Eligible Option was canceled and immediately replaced with a New Option that is the same as the canceled option, including the same exercise price per share and no change to the expiration date, but with a new grant date.
The chart below lists each of your tendered Eligible Options that have been replaced. The information in the chart confirms that the listed Eligible Options were validly submitted for replacement pursuant to the Offer and not otherwise withdrawn prior to the expiration date of the Offer. Accordingly, the adjusted exercise price per share now in effect for each of your tendered Eligible Options is indicated below. Each of your tendered options will continue to vest in accordance with the same vesting schedule measured from the same vesting commencement date currently in effect for that option.

Number of
		Exercise Price	Exercise Price	Number of	Option Shares
		Per Share of Eligible	Per Share of New	Option Shares	NOT Subject to
	Original Grant	Option Prior	Option Following	Subject to New	New Exercise	Restricted Stock
Grant Number	Date	to Tender	Tender	Exercise Price	Price	Units Granted

As a result of your participation in the Offer, to the extent a higher exercise price per share is now in effect for one or more of your New Options, Finisar has granted you restricted stock units covering ___ shares of our common stock in the aggregate. The applicable provisions under Section 409A of the Internal Revenue Code do not permit the shares underlying the restricted stock units to be issued in the same year in which the Eligible Options are replaced. Therefore, the shares will be issued on January 6, 2009, subject to the collection of all applicable income and employment withholding taxes and other required payments. Finisar will collect the withholding taxes by automatically withholding from the shares issuable under the restricted stock units a number of shares of common stock with a fair market value (as of the issuance date) equal to the amount of such taxes. The shares will be issued to you even if your employment with Finisar terminates prior to the date on which the shares are issued.
The grant of the restricted stock units will be governed by the Restricted Stock Unit Issuance Agreement and your New Option will be governed by a new stock option agreement.

FINISAR CORPORATION

By:

Title:

Date: